13010011

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
402

SECURITIE[illegible] [illegible]ON
Washi[illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOMINION INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 HIGHWAY 2147 SUITE 201
(No. and Street)

HORSESHOE BAY (City) TEXAS (State) 78657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAMERON SHROPSHIRE 830-255-4798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTMAN & COMPANY LLC
(Name – *if individual, state last, first, middle name*)

876 LOOP 337, BLDG 501 (Address) NEW BRAUNFELS (City) TEXAS (State) 78130 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm 3/9/13

OATH OR AFFIRMATION

I, RIX C. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOMINION INVESTOR SERVICES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers, directors and principals may have individual or related accounts, none of which have any cross interest with the broker dealer, and all of which are fully disclosed.

SHIRLEY CRISLER
MY COMMISSION EXPIRES
September 24, 2016

Signature

RIX C. SMITH
PRESIDENT

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of xxxxxxxxxxxxxxxxxxxxxxxx **Cash Flows**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION INVESTOR SERVICES, INC.

ANNUAL FINANCIAL REPORT

WITH

SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

DOMINION INVESTOR SERVICES, INC.

ANNUAL FINANCIAL REPORT

WITH

SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

holtman & company LLC

Board of Directors
Dominion Investor Services, Inc.
P.O. Box 4768
Horseshoe Bay, TX 78657

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1034, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation, Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012 which were agreed to by Dominion Investor Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dominion Investor Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with cash disbursement postings into the general ledger and ACH payments on bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with Dominion Investor Services, Inc.'s Focus Reports and Income Statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related Focus Reports and Income Statements supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holtman + Company LLC

Holtman & Company LLC
February 21, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039029 FINRA DEC
DOMINION INVESTOR SERVICES INC
9000 HWY 2147 STE 201
HORSESHOE BAY TX 78657-6113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Cameron Shropshire 210-265-8050

2. A. General Assessment (item 2e from page 2)		$ 2,119
B. Less payment made with SIPC-6 filed (exclude interest) 07/31/2012 Date Paid		(1,075)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,044
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,044
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,044	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dominion Investor Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of February, 20 13.

Vice-President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 12 and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,236,093
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,160,330
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	220,783
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,567
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 5,823	
Enter the greater of line (i) or (ii)	5,823
Total deductions	3,338,503
2d. SIPC Net Operating Revenues	$ 847,590
2e. General Assessment @ .0025	$ 2,119
	(to page 1, line 2.A.)

holtman & company LLC

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dominion Investor Services, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Dominion Investor Services, Inc., (a wholly owned subsidiary of Dominion Financial Services, Inc.) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's reparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriated to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Investor Services, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

certified public accountants

p: 830.625.1182 | f: 830.625.1498 | 876 loop 337, bldg. 501 | new braunfels, texas 78130

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Holtman & Company LLC

Holtman & Company LLC
February 18, 2013

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 220,025	$ 285,665
Investments	49,975	175,356
Receivable from clearing organization	115,100	124,002
Receivable from other brokers and dealers	9,325	-
Accounts receivable, other	59,042	29,020
Prepaid expenses	58,544	62,339
Total current assets	**512,011**	**676,382**
Deposit with clearing organization	50,000	50,000
Fixed assets, net of accumulated depreciation	14,511	12,000
Total assets	**$ 576,522**	**$ 738,382**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued payroll and commissions	$ 168,461	$ 190,608
Accounts payable, other	29,442	21,404
Total current liabilities	**197,903**	**212,012**
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding	1,465	1,465
Paid in capital	103,942	103,942
Retained earnings	273,212	420,963
Total stockholder's equity	**378,619**	**526,370**
Total liabilities and stockholder's equity	**$ 576,522**	**$ 738,382**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Income
For the Years Ended December 31, 2012 and 2011

	2012	2011
REVENUES:		
Commissions	$ 3,981,569	$ 3,964,900
Managed account fees	--	1,120,994
Other income	227,618	197,055
Interest	18,972	24,584
Total revenues	**4,228,159**	**5,307,533**
EXPENSES:		
Commissions	3,058,935	3,873,604
Employee compensation and benefits	627,672	645,776
Clearing charges	246,550	298,806
General and administrative	190,874	181,939
Legal and professional	13,131	12,298
Rent	99,799	75,625
Communication	13,460	12,775
Other taxes	15,049	12,326
Depreciation	7,158	6,617
Bad debts and errors	3,282	1,581
Total expenses	**4,275,910**	**5,121,347**
Net income (loss)	**$ (47,751)**	**$ 186,186**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2012 and 2011

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2011	$ 1,465	$ 103,942	$ 419,777	$ 525,184
Dividends paid	-	-	(185,000)	(185,000)
Net income	-	-	186,186	186,186
Balance December 31, 2011	1,465	103,942	420,963	526,370
Dividends paid	-	-	(100,000)	(100,000)
Net income (loss)	-	-	(47,751)	(47,751)
Balance December 31, 2012	$ 1,465	$ 103,942	$ 273,212	$ 378,619

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Liabilities Subordinated To the Claims of General Creditors For the Years Ended December 31, 2012 and 2011

Subordinated liabilities at January 1, 2011	$	-
Increases		-
Decreases		-
Subordinated liabilities at December 31, 2011		-
Increases		-
Decreases		-
Subordinated liabilities at December 31, 2012	$	-

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ (47,751)	$ 186,186
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation	7,158	6,617
Changes in operating assets and liabilities:		
Decrease (increase) in receivable from clearing organization	8,902	8,755
Decrease (increase) in receivables from brokers and dealers	(9,325)	1,173
Decrease (increase) in accounts receivable, other	(30,021)	12,471
Decrease (increase) in prepaid expenses	3,795	(492)
(Decrease) increase in accrued payroll and commissions	(22,147)	(14,490)
(Decrease) increase in other accounts payable	8,038	(4,864)
Net cash provided by operating activities	**(81,351)**	**195,356**
Cash flows from investing activities:		
Gross proceeds from sale of investments	125,804	47,000
Purchase of investments	-	(72,382)
Purchase of fixed assets	(10,093)	(4,135)
Net cash provided (used) by investing activities	**115,711**	**(29,517)**
Cash flows from financing activities:		
Dividends paid to parent	(100,000)	(185,000)
Net cash used by financing activities	**(100,000)**	**(185,000)**
Net increase (decrease) in cash	**(65,640)**	**(19,161)**
Cash at beginning of year	285,665	304,826
Cash at end of year	**$ 220,025**	**$ 285,665**

The accompanying notes are an integral part of the financial statements.

This sheet is left blank intentionally.

Note 1-Summary of Significant Accounting Policies

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the Financial Industry Regulatory Authority (FINRA). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through First Southwest Company, a member of the New York Stock Exchange.

Reporting Entity:

Effective January 1, 2001, the parent company, Dominion Financial Services (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation. Under those provisions, DFS does not pay federal corporate income taxes on its income, rather its shareholders are liable for individual income tax on their proportionate share of DFS's taxable income. DFS has made an election with the Internal Revenue Service to treat the Company as a qualified Subchapter S Subsidiary. As a result, for federal tax law purposes, the Company's assets, liabilities, and items of income and deduction are treated as being owned by DFS. Only DFS is required to file a tax return and that return includes the Company's assets, liabilities, and items of income and deduction. These financial statements include only the accounts of Dominion Investor Services, Inc.

Commission Revenue:

Commission revenue is recognized as of the settlement date which is generally the third business day following the trade date.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Date of Management's Review:

Subsequent events were evaluated through February 18, 2013, which is the date the financial statements were available to be issued.

Note 2-Cash and Cash Equivalents

For purposes of statements of cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Note 3-Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy consists of three broad levels with Level 1 having the highest priority. The Company measures fair value using

Level 1 inputs for the investments because they generally provide the most reliable evidence of fair value. The fair value of certificates of deposits is based on quoted market prices at year-end. See Note 4 regarding investments.

Note 4-Investments

Investments are carried at cost which approximate market and consist of certificates of deposits totaling \$49,975 and \$175,356 at 2012 and 2011 respectively. The original maturities range from three to five years and the interest rates range from 2.35% to 4.15%.

Note 5-Deposits With Clearing Organizations

The Company entered into an agreement with a clearing organization, First Southwest Company, to execute and clear securities transactions. The agreement requires that a \$50,000 non-interest bearing deposit be maintained in account at the clearing organization.

Note 6-Equipment

Equipment is stated at cost. Depreciation, for financial reporting purposes, is provided on the straight line method over 5 to 7 years.

Changes in fixed assets are as follows:

	Equipment	Depreciation	Assets
Balance January 1, 2011	$ 290,588	$ 276,106	$ 14,482
Additions	4,135	6,617	(2,482)
Balance December 31, 2011	294,723	282,723	12,000
Additions	10,093	7,158	2,935
Deletions	(4,425)	(4,001)	(424)
Balance December 31, 2012	$ 300,391	$ 285,880	$ 14,511

Note 7-Retirement Plan

The Company established a Simple Plan whereby the employees can elect to contribute through a payroll deduction. The Company will match up to 3% of the employees' earnings not to exceed their elective deferral amount. The Company's contribution to the plan was \$15,861 and \$16,756 for 2012 and 2011 respectively.

Note 8-Federal Income Taxes

Effective January 1, 2001, DFS elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S subsidiary of DFS, the Company's income is reported on the DFS's tax return and its shareholders are liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc.

Note 9-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $247,574 which was $197,574 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is .80 to 1.

Note 10-Lease Commitments

The Company began leasing two office spaces in September, 2012 due to relocating. The old lease commitment was fulfilled through January, 2013 and the new lease was on a month to month basis during the interim. Beginning February, 2013, the Company entered into a one year lease agreement with an affiliated entity with options for renewal at amounts to be determined at a later date. Future minimum lease payments are as follows:

December 31, 2013	$ 47,334

Rent expense was $99,799 in 2012 and $75,625 in 2011.

Note 11-Concentrations of Receivables and Deposits

First Southwest Company (FSW) clears trades for the Company and requires that a deposit of $50,000 be maintained at FSW for this service. The Company has other cash and investments deposited with FSW totaling $242,005 and $431,936 for 2012 and 2011 respectively. In addition, FSW owes the Company for certain December trades and other miscellaneous charges in the amount of $115,100 and $124,002 for 2012 and 2011 respectively.

Note 12-Related Party Transactions

The Company is involved in transactions with affiliated entities. The following represents assets, liabilities, revenues and expenses with related parties:

	2012	2011
Receivable from affiliate (included in other receivables)	$ 4,055	$ 2,108
Commission payable to affiliate	$ 4,119	$ 6,754
Management fees income (included in managed account fees)	$ -	$ 1,088,431
Commissions expense	$ 17,556	$ 17,941
Rent expense	$ 9,000	$ -

Note 13-Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3 (K) (2) (ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities. Further, our independent auditors have ascertained that the conditions of the exemptions were being complied with as of the date of the audit examination and no facts came to their attention to indicate that the exemption had not been complied with during the period of their examination.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2012

1 Total ownership equity from the statement of financial condition		$	378,619
2 Deduct ownership equity not allowable for net capital			-
3 Total ownership equity qualified for net capital			378,619
4 Add:			
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital			-
B. Other (deductions) or allowable credits			-
5 Total capital and allowable subordinated liabilities			378,619
6 Deductions and/or charges:			
A. Total non-allowable assets from the statement of financial condition:			
Receivables from brokers and dealers	$ -		
Other assets	(132,097)		(132,097)
B. Secured demand note deficiency			-
C. Commodity futures contracts and spot commodities-proprietary capital charges			-
D. Other deductions or charges			-
7 Other additions and/or allowable credits			1,567
8 Net capital before haircuts on security positions			248,089
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f):			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1 Exempted securities			-
2 Debt securites			-
3 Options			-
4 Other securities			(515)
D. Undue concentration			-
E. Other			-
10 Net capital		$	247,574

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2012

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	168,461
Other liabilities		29,442
Total aggregate indebtedness	$	197,903
Computation of basic net capital requirement		
Minimum net capital at 6 2/3%	$	13,193
Minimum net capital requirement	$	50,000
Excess net capital	$	197,574
Net capital	$	187,574
Ratio: aggregate indebtedness to net capital		80%

Reconciliation of net capital to amount previously reported and before amended:

Net capital as previously reported and before amended	$	246,263
Audit adjustments		1,311
Net capital		247,574
Minimum requirement		(50,000)
Excess net capital	$	197,574

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2012

Reconciliation of aggregate indebtedness to amount previously reported:

Aggregate indebtedness as previously reported	$	199,214
Audit adjustments		(1,311)
Aggregate indebtedness	$	197,903
Percentage of aggregate indebtedness to net capital as originally reported and amended		81%
Percentage of aggregate indebtedness to net capital as adjusted		80%

holtman & company LLC

REPORT ON THE INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Dominion Investor Services, Inc.

In planning and performing our audit of the financial statements of Dominion Investor Services, Inc. (a wholly owned subsidiary of Dominion Financial Services, Inc.) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Dominion Investor Services, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

certified public accountants

p: 830.625.1182 | f: 830.625.1498 | 876 loop 337, bldg. 501 | new braunfels, texas 78130

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Holtman & Company LLC

Holtman & Company LLC
February 18, 2013